Press Release	Source: Next, Inc.

Next Inc. Announces 2006 Year End Sales and Earnings
February 5, 2006

Company Reports Net Income of $46,537 for 2006 Compared to a Net Loss of $680,720 in 2005.

CHATTANOOGA, Tenn.--(BUSINESS WIRE)—February 5, 2007--Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear industry today announced results for its fiscal year ending December 1, 2006

Core sales (Collegiate, Auto, Wildlife, and American Biker) for the year increased 14.8 % to $28.6 million from $24.9 million in the same period last year. In 2006, the Company discontinued private label and corporate sales products. Total sales increased by 7.8% to $28.8 million in 2006 from $26.7 million in 2005. Gross operating margins were 28.2%, compared to prior year of 22.5%, which is an increase of 5.7% in margin improvement. In 2005 the Company had an inventory write off of $704,000, which lowered margins by 2.6%

In 2006, the Company lowered its production cost, and has developed more competitive sources of raw materials in order to achieve increased margins related to the Company’s pricing model. Selling cost increased in 2006 by $690,000 over 2005, of which $550,000 was related royalties due to the increased volume of licenced products compared to the prior year.  General and administrative cost from operations decreased slightly from $2,762,502 in 2005, to $2,754,244 in 2006 due to reduction of personal and closure of two satellite offices. Corporate costs increased by 4.5% from $973,880 in 2005 to $1,017,632 in 2006 due to banking fees, franchise taxes, and wages.

Operating income was $899,688 for 2006 compared to an operating loss of $501,451 in 2005, which is a net change of $1,401,139. Interest expense increased from $645,891 in 2005 to $815,960 in 2006 primarily related to higher rates associated with the National City line of credit and the new convertible notes completed on April 6, 2006. Net income was $46,537 for 2006, compared to a net loss of $680,720 in 2005.

Mr. Charles L. Thompson, the Company's CFO said, “I am obviously pleased with the earnings improvement in 2006, but more impressively with the positive cash flow provided from operations of $2,206,000 compared to last years negative cash flow or cash used in operations of $365,000 which is a swing of $2,571,000. The Company reduced its inventory levels that accounts for $1,515,000 of the cash flow improvement, and change in earnings (net income vs. net loss) accounts for $727,000 of the improvement from prior year. This was a major turnaround. “

Robert Budd, the Company’s CEO stated, “I am very pleased with the progress that we have made over the last 12 months. I would like to thank each and every employee, customer, vendors, and our shareholders for their support over the past year. We still have many challenges while at the same time many opportunities to look forward to in 07.  I look forward to speaking with you in person on Monday, February 5, 2007 on the company’s quarterly conference call.

The company will hold a conference call to discuss year end results today at 11:00 AM Eastern time. The dial in number for the call is toll number 719-457-2643. The call is also being webcast and can be accessed by going to http://www.shareholder.com/nxti/medialist.cfm. A replay of the webcast will be available for approximately two weeks.

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com